[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]



Via EDGAR

June 28, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kevin Woody, Accounting Branch Chief
Mail Stop 4561

Re:   Franklin Street Properties Corp.
      Form 10-K for the year ended December 31, 2006
      Filed on February 23, 2007
      File No. 1-32470

Dear Mr. Woody:

      On behalf of our client, Franklin Street Properties Corp (the "Company"), we have set forth below a response to the comment on the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "10-K") provided by you to Mr. John G. Demeritt in a letter dated June 22, 2007 (the "Letter"). Such response is based upon information provided to us by the Company. The response appears below the reprint of the comment from the Letter and uses the heading used in the Letter.

      Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the 10-K.


Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 24

1. We note your disclosure of contribution from both real estate and investment banking and the following discussion of significant changes from year to year of the components of contribution. We also note your disclosure within Note 3 to the Consolidated Financial Statements that the Company identified AFFO as their segment measure. Given previous, it would appear that contribution is a non-GAAP performance measure. Please revise your filing to include the disclosures mandated by Item 10(e) of Regulation S-K or tell us how you have complied with those disclosure provisions.

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Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
June 28, 2007
Page 2


Response

      The Company respectfully submits that the concept of contribution, which is derived from GAAP financial statements, is an effective way to communicate changes within business segments from year to year. For purposes of management discussing and analyzing results between periods, the Company has divided income from continuing operations into three areas: (1) contribution from real estate,
(2) contribution from investment banking and (3) selling, general and administrative expenses, which relate primarily to corporate-related expenses applicable to both business segments. The Company also notes that (i) the definition of contribution appears on page 24 in the first paragraph under the heading Results of Operations, and (ii) the line items appearing in the tables on pages 25 and 30 consist of GAAP components, and reconcile "contribution from real estate" and "contribution from investment banking" to income from continuing operations and net income. Specifically, pursuant to Items 10(e)(1)(i)(A) and (B) of Regulation S-K, the most significant line item captions used in the tables follow GAAP and match the income statement captions, and the Company believes the amounts presented are clearly understandable. The Company also recognizes that the sub-totals "contribution from real estate" and "contribution from investment banking" are not GAAP terms. The Company respectfully proposes that in its future Exchange Act filings on Forms 10-K and 10-Q, it further modify this disclosure to provide a clarification of the non-GAAP nature of contribution, and that this clarification is not material to investors and does not warrant the filing of an amended 10-K for the year ended December 31, 2006. The proposed clarification would be substantially as follows:

      "For purposes of discussing results of operations, we discuss performance of our reportable segments based on contribution from real estate and contribution from investment banking. Management believes that analyzing the contribution from each business segment is an effective way to discuss and compare results between periods.

      We define contribution from real estate as: rental income, transaction fees, management fees and interest income from loans plus interest income and equity in income of non-consolidated REIT's less real estate operating expenses, including real estate taxes and insurance, depreciation and amortization and interest expense, each component of which is computed in accordance with GAAP. We define contribution from investment banking as syndication fees, transaction fees and other income plus interest income less commissions, depreciation and amortization and taxes on income, each component of which is computed in accordance with GAAP.

      Contribution from real estate and contribution from investment banking are non-GAAP financial measures and should not be considered as alternatives to income from continuing operations or net income (determined in accordance with GAAP) as indicators of our financial performance. Other real estate companies may define contribution in a different manner. We believe that in order to facilitate a clear understanding of our results,

Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
June 28, 2007
Page 3


      contribution from real estate and contribution from investment banking should be examined in connection with income from operations and net income in the consolidated financial statements. The calculation of contribution from real estate and contribution from investment banking, as well as the reconciliation of such contributions to income from continuing operations and net income, is shown in the table below:"

      The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

      (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please telephone the undersigned at (617) 526-6062 or Kenneth A. Hoxsie of this firm at (617) 526-6681 with any questions or comments concerning this filing.


Very truly yours,

/s/ James R. Burke

James R. Burke

cc:   Mr. John G. Demeritt
      Ms. Rachel Zablow
      Kenneth A. Hoxsie, Esq.